Contact

www.linkedin.com/in/jospitre
(LinkedIn)
www.sohomd.com/ (Company)
neuropsychiatricservices.com/
(Personal)

Top Skills

Board Certified Pharmacotherapy
Psychodynamic Psychotherapy
CBT

Certifications

Board Certified

Jacques Jospitre

Founding Partner SohoMD
New York, New York, United States

Summary

Psychiatrist interested in the application of technology, learning theory, and organizational psychology to the delivery of mental health services.

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Experience

SohoMD, PLLC
Founding Partner
June 2011 - Present (14 years 3 months)
New York, New York, United States

SohoMD is a group mental health practice that empowers psychiatrists, psychiatric nurse practitioners and social workers to deliver excellent care to patients in an efficient manner. We have combined the best clinical guidelines, with excellent business practices, and current technology to decrease the administrative burden on clinicians, which in turn helps them do their best work.

Neuropsychiatric Services, PC
Private Practice
May 2007 - Present (18 years 4 months)
New York, New York, United States

BrainMatriX, Inc.
Founder
July 1999 - March 2015 (15 years 9 months)

BrainMatriX is an educational software company that develops products to improve the way people learn, interpret and retain knowledge. We currently have two products that make up our educational software suite: NoteScribe and eReviewBook. NoteScribe is for taking notes while eReviewBook is for studying.

Citicare, Inc.
Medical Director
July 2008 - May 2011 (2 years 11 months)

North General Hospital
Psychiatry Department Administrative Director & Director of Program
Development
July 2004 - June 2008 (4 years)

The Mount Sinai Hospital
Resident
2001 - 2004 (3 years)

St. Luke's-Roosevelt Hospital
PGY1 Internal Medicine
2000 - 2001 (1 year)

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Education

Mount Sinai Hospital

Residency, Psychiatry · (2001 - 2004)

St. Luke's-Roosevelt Hospital

Internship, Internal Medicine · (2000 - 2001)

Mount Sinai School of Medicine of New York University

Medical Degree, Medicine · (1993 - 2000)

Baruch College

MBA, Healthcare Administration · (1995 - 1998)

Purchase College, SUNY

Bachelor's Degree, Chemistry · (1991 - 1992)